Exhibit 21.1

List of Principal Subsidiaries and the VIE of the Registrant and Subsidiaries of the VIE

Principal Subsidiaries	Place of Incorporation
One Flew Over the Ocean Limited	BVI
The Pearl of the East United Development Company Limited	Hong Kong
Hong Kong Ocean Infinity Limited	Hong Kong
Peaches International Universal Limited	Hong Kong
Guangzhou Transasia Trading Co., Ltd.	PRC
Guangzhou Ocean Unbounded Internet Co., Ltd.	Korea
Guangzhou Ocean Infinity Technology Co., Ltd.	PRC
Guangzhou Voyage Infinity Technology Co., Ltd.	PRC
Guangzhou Pioneer Une Investment Co., Ltd.	PRC
Meissa International Co., Ltd	Korea
Oriental Skin Research Co., Limited	Hong Kong

VIE	Place of Incorporation
Guangzhou Onion Vogue Group Co., Ltd.	PRC

Subsidiary of the VIE	Place of Incorporation
Guangzhou Onion Fans Technology Co., Ltd.	PRC
Doubletree (Tibet) Trading Co., Ltd.	PRC
Voyage of the Dawn Trading Limited	Hong Kong